Filed by Sterling Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation

(Commission File No. 001-11967)

The following transcript of a public conference call hosted by Sterling Bancorp on March 7, 2017 is filed herewith pursuant to Rule 425 under the Securities Act of 1933. This transcript was prepared by a third party and has not been independently verified by Sterling Bancorp and may contain errors.

Sterling Bancorp / Astoria Financial

March 07, 2017

10:30 AM EST

Operator:	Good day, and welcome to the Sterling Bancorp Astoria Financial Investor call. At this time, I would like to turn the call over to Jack Kopnisky, President and CEO of Sterling Bancorp. Please go ahead, sir.

Jack Kopnisky:	Good morning, everyone, and thank you for joining us today. With me today on the call is Monte Redman, CEO and President of Astoria Financial Corporation and Astoria Bank, and Luis Massiani, the CFO of Sterling Bancorp.

Before I get started, please note the forward looking statements at the beginning of the presentation deck.

We are very pleased to announce, prior to the opening of the market today, that the Boards of Directors of Sterling Bancorp and Astoria Financial Corporation unanimously approved a definitive merger agreement in a stock-for-stock transaction.

During this call we will review the details of this compelling transaction. Following our remarks, we will have a question-and-answer session. The transaction highlights can be accessed on our respective websites in the investor relations sections, starting with slide 4 of the presentation.

We are very excited about the merger, which advances Sterling's goal of being a high-performance regional bank. We are especially excited to be working with Monte Redman and the Astoria team.

The merger will create a $29 billion franchise serving small to middle-market commercial clients and consumers in the dynamic greater New York City metropolitan region.

It'll enhance our scale, giving Sterling a top-six market position in deposits among regional banks in the New York City metro region.

We will leverage Sterling's diversified asset origination expertise with Astoria's strong retail franchise and low-cost core deposits. Our pro forma funding liquidity and capital profile will be strong.

The merger brings us a scalable presence in the attractive Long Island markets and accelerates our opportunities to build strong relationships with targeted commercial and consumer clients.

It allows us to acquire low-cost, long-term deposits, transform the company by increasing productivity and lowering expenses, and enables us to gain critical mass in the densely populated high-opportunity Long Island markets.

In terms of financial impact the deal is expected to be accretive in year 1 to Sterling's earnings by approximately 9% and in year 2 by 16%. Tangible book value is estimated to be accretive at close by approximately 12%. And the IRR is approximately 19%.

I want to emphasize that this merger continues a strategic process that began with Provident Bank of New York in late 2011, and has evolved with three bank acquisitions and four commercial finance acquisitions over the past five years, enabling us to create a high-performing company. We believe our progress to date in integrating and realizing the expected benefits of these mergers – and growing the resulting company through our distinct organic relationship approach – bodes well for our ability to execute on the Astoria merger going forward and in driving value for shareholders.

Upon integration by the end of 2019, our company will have projected revenues of approximately $1.2 billion, earnings greater than $425 million, return on average tangible assets of 1.5% or above, return on tangible common equity of 16%, and efficiency ratio of less than 45%.

Now let me turn over the call to Monte Redman.

Monte Redman:	Thank you, Jack. We are very pleased to be merging with Sterling Bancorp. Sterling is a top-performing commercial bank, and we believe that when you combine their diversified asset origination expertise with Astoria's strong presence in the Long Island market, a market we believe is one of the best in the country, we will create a strong regional bank that will provide exceptional value for our investors while maintaining our strong commitment to our customers and the communities we serve.

Jack Kopnisky:	Thanks, Monte. Now, let us take you through the details of the transaction starting on slide 5.

The consideration for the transaction is a fixed exchange ratio of .875 Sterling Bancorp shares for each Astoria Financial Corp. share. This is a 100% stock-for-stock transaction. The premium based on yesterday's stock value is approximately 18.6%. The exchange ratio results in approximately 60% ownership by Sterling shareholders and 40% by Astoria shareholders.

The combined company will operate under the Sterling Bancorp name and its principal subsidiary will operate under the name Sterling National Bank. The new leadership team will consist of experienced high-performing leaders from both organizations. I will lead the company as President and CEO, with Luis Massiani as CFO.

Effective at closing of the transaction, Sterling will appoint four directors from the Board of Directors of Astoria Financial Corporation to join the Board of Directors of the combined company. Initially we expect to have a 15-member board.

The merger is subject to approval by our respective shareholders along with appropriate regulatory approvals. We have met a number of times with both the OCC and Federal Reserve at the regional and national levels to brief them on the transaction. We are confident in our ability to receive approval and close by the end of 2017.

On slide 6 let's take a look at the combined franchise inclusive of the actions that we will take to drive enhanced profitability. The combined franchise will have industry-leading profitability and efficiency, a stable and low-cost funding base, and would be well positioned for an increasing interest rate environment.

The combined company will provide low double-digit earnings growth and EPS growth based on the organic growth consistent with our model, restructuring the balance sheet and cost structure, and supplemental M&A.

Looking at the balance sheet, we will have solid loan-to-deposit ratios, moderate CRE concentration levels, and a diverse loan mix. We will maintain strong capital levels at both the Holding Company and the Bank. Both companies' credit metrics are solid and we expect strong credit performance in the future.

Slide 7; the respective institutions' deposit footprints are complementary. Our footprints will span New York City, the Hudson Valley, Long Island, and New Jersey. These markets have high levels of consumer and commercial density, high levels of income and wealth, and high opportunity from which to execute our team-based, relationship service model.

On a combined basis, we will have 130 financial centers with over $100 million in average deposits per location. We intend to consolidate 15% to 20% of the financial centers over the next two to three years. Over the past five years, we have acquired 88 branches and now have 42. Over that time period, overall deposits grew significantly to support our 95% loan-to-deposit ratio target.

The deposit mix of the combined company is characterized by a high level of non-time core deposits. Astoria has done a terrific job in growing non-time balances and lowering deposit costs over the past several years. The average life of Astoria's core non-maturity deposits is 6.5 years.

Slide 10; on the asset side of the balance sheet we will continue to maintain a diverse business mix where we will allocate capital to risk adjusted return opportunities given competitive and market conditions. Our experience in bringing a mix of solutions on page 10 to clients of newly acquired companies results in higher productivity of the teams and broader client penetration.

On slide 11, you will see the mix of loan and deposits based on 12/31/2016 data. On the loan side, we will reduce mortgage and broker originated loans as a percentage of the entire mix by reducing originations and potentially selling portions of these portfolios. We would replace and grow targeted C&I and CRE categories that are relationship oriented and consistent with our operating model.

The mix and cost of the combined deposit base is favorable, with 43% of the deposits in demand and only 12% of CDs. The combined mix of total deposits is approximately 55% consumer and 45% commercial. We intend to organically grow both consumer and commercial deposits using our single point of contact relationship approach.

On slide 12, we are targeting a loan mix of 45% CRE, 45% C&I, and 10% consumer over the next 2 to 3 years. On the securities portfolio, we will be targeting a similar mix to Sterling's current investment book.

Referencing slide 13, we have demonstrated strong growth in loans that provide solid risk-adjusted returns from which to transition the loan portfolio.

In 2015 we grew commercial loan outstandings by $1.3 billion, and in 2016 by $1.7 billion. We have a variety of product solutions presented by our 30 teams. We will be hiring two to three teams in the Long Island market before close to accelerate the growth in the small to middle-market segment, and we will ultimately integrate Astoria's commercial lenders into our team-based structure.

Page 14 reflects our M&A and integration history, with which you are already familiar. We have a strong history of effectively integrating companies by using a specific process designed to elicit best practices from each organization, along with high-performing colleagues who seek the culture we have created. Our current leadership team and colleague base is a strong reflection of these competencies from each organization. We believe that great companies reinvent themselves every day.

Slides 15 and 16 highlight the transformation of a former thrift, Provident Bank of New York, to our diversified commercial bank model. In late 2011 we began this transition with Provident Bank of New York, which in many ways looked like a smaller version of Astoria. You will note how the loan and deposit mix migrated to a more favorable mix through the execution of our operating model and the acquisitions we have made.

The results over the past five years is a company that has grown assets from $3 billion to $14.2 billion, earnings from $10 million to $142 million, EPS from $0.26 to $1.11 per share, strong return on average tangible assets and return on average tangible equity, and lowered the efficiency ratio from 72% to 43% as of the fourth quarter 2016. The market capitalization increased from $350 million to $3.2 billion.

From a shareholder perspective, if you were a Provident Bank of New York shareholder, the value of your stock has increased over 300% since 2011. If you were a Sterling Bank shareholder at the time of the acquisition, the value has increased over 200%. And if you were a Hudson Valley shareholder, the value has increased over 150%. We are very focused on enhancing shareholder value.

Finally, slide 17 highlights the components that we have experienced in gaining approvals from regulators in the past and our understanding of the current environment. As I mentioned at the outset, we met with the regional and national offices of the OCC and Federal Reserve on several occasions to present our plan and elicit feedback.

The elements that we look at include strong capital position — we are not raising capital as part of this deal and our dividend is less than 20% on a combined basis. We have a very strong established enterprise risk management system and platform that we have grown into. We will continue to invest strongly in enterprise risk. We want to continue to maintain very strong credit performance. We've had very positive regulatory relationships over the past five years. We have strong operations and earning performance and internal capital generation, and a diversified and low-cost core funding mix and liquidity profile. We have a very balanced business mix and balance sheet, and we have a performing CRA program. We have clear and consistent go-forward business strategies and we've done a number of these transactions over our history. And frankly, a lot of us come from larger organizations that have run bigger companies in the past. And as we evolve this company, we'll continue to add to management talent and the bench strength. We are confident in our ability to gain approval.

Now, let me turn the call over to Luis to detail the transaction.

Luis Massiani:	Thanks Jack, and good morning, everyone. Turning to slide 19, we detail the terms of the transaction. We will exchange .875 Sterling shares for Astoria shares in a 100% stock transaction. This represents an aggregate deal value of $2.2 billion.

On the bottom of the page we detail the key assumptions that we used in our analyses. We are using IBES consensus estimates for Sterling and Astoria for 2017 and 2018, and anticipate that we will realize annual net cost savings of $100 million phased in over the initial two years after closing.

Other key purchase accounting adjustment assumptions include a credit mark on loans of approximately 1.5%, or $150 million, and an interest rate mark on loans, securities, deposits, and borrowings of approximately $375 million.

We intend to maintain a quarterly dividend per share of $0.07, matching Sterling's current dividend level and providing substantial internal capital generation for future growth and balance sheet flexibility.

On slide 20, we detail our current estimate of cost savings, which we anticipate will be significant at approximately $100 million annually, which is equal to 35% of Astoria's operating expense base. Please note that is a net cost savings estimate, as we anticipate we will further accelerate the recruiting and hiring of new commercial teams, especially in the Long Island market.

We anticipate that we will consolidate approximately 15% to 20% of our financial centers over time, and that these consolidations will be from both the Sterling and Astoria branch networks.

Turning to slide 21, let's go over the pro forma financial impact. The transaction will be meaningfully accretive to Sterling's tangible book value per share at close by approximately 12%, and will be 9% and 16% accretive to EPS in 2018 and 2019. This assumes a transaction close in the fourth quarter of 2017. The estimated internal rate of return is approximately 19%.

On the bottom of the page you can see that the combined company will maintain a strong capital position at the holding company and the bank. This, combined with an estimated dividend payout ratio of approximately 15%, will result in substantial internal capital generation to fund our diversified growth strategy.

On slide 22 we show the stepping stones of the value creation opportunity and the ability to generate top tier returns. Starting from Astoria's net income and return on assets, we detail the components that will drive value creation.

Annual net cost savings are expected to be approximately $100 million pre-tax. Through purchase accounting we will mark and then refinance Astoria's higher-cost borrowings, which will generate substantial interest expense savings. As we detailed in prior pages, we will also mark Astoria's loans and securities portfolio through purchase accounting, which will increase the yield of the acquired earning assets through the accretion of the mark.

Longer-term, we will reposition Astoria's securities and loan portfolios to more closely resemble Sterling's commercial banking business model. Based on today's market interest rates, this represents about a 50 basis point pick-up in yield on securities and about a 75 basis point pick-up in yield on loans.

The aggregate impact of these actions will have a meaningful impact on NIM, efficiency ratio, and returns. We anticipate a long-term ROTA profile of close to 1.5% and ROTE of over 16% on the acquired balance sheet.

Please note that our analysis does not include the impact of potential corporate tax reform or a rise in market interest rates.

Finally on slide 23 we detail the highlights of our due diligence. Astoria has made significant investment in upgrading their risk management capabilities across all ERM functions, which was confirmed through our detailed due diligence process. We are confident with the quality and performance of their loan portfolio and the marks that we have estimated. Jack?

Jack Kopnisky:	Thanks, Luis. The combination of these companies will continue our development as a high-performing organization.

First, it creates a $29 billion franchise serving small to middle-market commercial clients and consumers in the dynamic greater New York City metro region. There are few banks that provide the same level of asset diversity, core funding, and overall returns that this combination represents.

Secondly, our model becomes more efficient and opportunistic with the scale that this merger brings. Third, we will leverage Sterling's diversified asset origination capabilities with Astoria's strong retail franchise, low-cost deposits and capital base. Fourth, we gain a highly scalable presence in the attractive Long Island markets. Fifth, the terms of the merger result in EPS accretion of 16% after year 2, total book value accretion at close of 12%, and the IRR is approximately 19%.

We view this as a terrific opportunity to create positive operating leverage where we can grow revenue 2 to 3 times the growth of expenses. This transaction provides meaningful opportunity to enhance and grow revenue while managing and reallocating the expense base to create a more profitable, high-performing company.

Over the past 5 years we have delivered value by focusing on execution of our plan and strategy. Our objective is to continue to provide shareholders with strong returns, add value to our clients, create a great environment for our colleagues and support our communities.

Now, let's open the line up for questions you may have.

Operator:	To signal for a question, please press *, 1 on your touch-tone telephone. Also, if you are using a speaker phone, please make sure your mute button is turned off to allow your signal to reach our equipment. Once again, it is *, 1 at this time for questions and we'll pause for just a moment.

And we'll take our first question from Dave Bishop with FIG Partners.

Dave Bishop:	Hey, good morning, gentlemen. Congrats on the deal.

Jack Kopnisky:	Good morning, Dave; thank you.

Dave Bishop:	Hey, Jack, a quick question. In terms of regulatory discussion, I know you can't give out significant details there, but in terms of the comfort level of closing, do you think that focuses in on one aspect — is it the combined CRE ratio, is it the strong capital levels, it's the enterprise versus management? Just give your take in terms of what gives you that comfort from a regulatory dialog discussion.

Jack Kopnisky:	That's a great question. So that's one of the main questions we know everybody has. The answer to that is it's actually a whole bunch of areas. So if you go back to one of the slides, on slide 17 — so you want to have a strong capital position. We're going into this with very strong capital levels. We're not paying out very much in dividends because we view this as a growth stock.

We're going into this with a strong and demonstrated risk management structure and we will need to continue to invest in that structure. We're going into this with — you want to have very strong credit performance.

We've had good reviews over the many exams that we've been through. The regulators want strong operations and earnings performance and the ability to internally generate capital. Companies that have diversified low-cost funding and have good access to liquidity have more opportunity to move forward in this. Companies that have diversified balance sheets, especially on the asset side, are more likely in this case.

CRE's a big part of this thing. We believe we've done the right thing from that perspective and we'll need to continue to commit more to the community. We have a very specific go-forward strategy and we have a good history of M&A and integration.

And it's interesting — our experience has been that once you do an acquisition and you go through a deal and you commit to certain things up front with the regulators, the regulators will want to go through a cycle to actually examine you fully and then be able to determine if you did what you said you were going to do. And it's a pretty logical sequence out of this.

That's why repetitive acquisitions no longer happen, where a bank does two or three or four acquisitions during a calendar year. Only the very largest banks can do that. So our experience has been you do a transaction, you have the regulators come in and do a full-scope exam, and then if appropriate then you have the opportunity to go forward on.

And then finally, at the end of the day, it does come down to management. The regulators look at management talent, experience, and history of performance relative to that.

So there is no one thing. That said, our expectation is this is loan-to-deposits 95% or less. We would expect to keep CRE concentration less than 300%. So there are a bunch of metrics that we have in our operating model that we would expect to maintain going forward. So all of those factors, and I'm sure I'm missing some others, go into this.

We were very clear and transparent with our colleagues from the regulatory agencies, both at the national and local levels. We took them through this before we actually did due diligence and then we took them through this after we completed due diligence. So they were very clear about what we intended to do and what we found and what we intend to do in the future. But thank you very much for the question.

Dave Bishop:	I appreciate the color, Jack. And then one more question and I'll jump back in the queue. In terms of balance sheet restructuring — I don't know that's more for a Luis question here, but maybe walk through what you're envisioning, maybe over the near term.

Luis Massiani:	Yes, David. So there's a couple of things that are low-hanging fruit that we're going to do pretty early on if not prior to closing. So the first one is on the borrowing side. Similar to what we did in the first quarter of last year where we had some high-cost FHLB borrowings that it made a lot of sense for us to assume the prepayment penalties and then refinance into other funding instruments, we're going to do that here.

Remember that we get the benefit from marking those borrowings through purchase accounting. So that's fully baked into the impact that you're seeing from a tangible book value per share accretion perspective there. So that's about $1.8 billion to $2 billion of borrowings that are going to be at a substantially lower rate going forward, which is going to significantly improve the near-term earnings profile of the merger.

And then, we also have the ability to reposition, also over the near term, the securities portfolio, which Astoria has maintained a very clean, very well-balanced portfolio of MBSs and agency securities and CMOs, for the most part. When you look at our composition and mix of securities, we have a little bit more of a differentiated approach with some municipal securities and some other assets that we invest in.

Over time, and shortly after the closing of the merger, we'd have something that looks a little bit more like what our composition of securities looks like. And that yields, call it about 50 or 60 basis points or so of incremental earnings or yield on the securities portfolio.

So those are things that we call low-hanging fruit that we can do early on. We also get the benefit of marking Astoria's commercial real estate and residential mortgage book through purchase accounting. That's going to generate a significant amount of accretable yield early on.

Longer term, as we explained on slide 22 of the presentation, the value-creation opportunity here is taking the composition today of Astoria's loan book of residential and commercial real estate assets and, over time, transforming it, and repositioning it, and balancing it to more of a commercial banking model like the one that Sterling has today.

So near-term, 2018 and 2019 earnings, I think that you're going to see a substantial amount of accretable yield that will be driven off of the loan mark, the securities mark, the refinancing of those borrowings. Longer term, that accretable yield has been replaced with higher-yielding assets that — again, when you look at what we yield on loans, it's slightly over 4%. Astoria's at about 3.5%. So there's about a 50 to 75 basis point pick-up on the yield on loans which we expect to execute over the course of the next three years.

Jack Kopnisky:	Yes. Just to be clear, we're talking about after close.

Luis Massiani:	Yes; after close.

Dave Bishop:	Got it; appreciate the color.

Jack Kopnisky:	Sure.

Operator:	Moving on, we'll go to Joe Fenech with Hovde Group.

Joe Fenech:	Good morning, guys. Jack, just first question, you've done MOE and larger type deals with Sterling and then Hudson Valley. At least from the outside, you know, those seem to go about as well as could be expected. Does that experience, maybe, in your view, lessen the social integration risk this time around, or is this an entirely different set of circumstances? In other words, what's the same and what's different from you on this deal, relative to the Sterling deal with the old Provident, and then Hudson Valley?

Jack Kopnisky:	Yeah, great question. So, you know, it is very similar, frankly. Frankly, it's just a matter of size in difference. You know, we have a really specific integration process where we line up like functions throughout. There's actually 26 different units that we line up, and we try to make sure that the Sterling team and the Astoria team in each one of those 26 business units begin to share what they do and how they do it, and out of that process, we elicit best practices. So, you know, I'm serious and sincere when I talk about reinventing the company every day, because we try to create a culture in this company where there's always better ways to do everything we do, there's faster, stronger, better, all those types of things. This process elicits that out of that, so there are going to be a ton of things that we learn from Astoria that they do better than what our Sterling operating model is. And by the way, there will be better things even outside that we look at, in terms of best practices.

So, one of the great things about all this M&A is the ability to look at best practices, frankly find great people that buy into the culture and the belief system, and then go out and find opportunities in the market to do business. So I would say it's very similar. There are terrific folks at Astoria that we're anxious to get to know, there are great business practices that we're anxious to get to know, and we want to map those and kind of challenge what we do every day. So it's very, very similar. It's just a little more scaled.

I would also tell you, Astoria has a pretty straightforward business model. They do jumbo mortgages and mortgages, they do multi-family lending, and deposit-driven branch banking. So it's actually a little bit less complicated from a business model standpoint than something like old Sterling that had a variety of business model of product lines and things like that. So, I would say it's very similar and the process will work in a similar way.

Joe Fenech:	OK, that's helpful, thanks. And this deal puts you basically at $30 billion in assets, in the zone of banks that have to think really hard about their next steps, because of the ramp-up to $50 billion. So setting aside the talk, Jack, for a minute about regulatory relief on that front, possibly assume that doesn't go away. First question is, you know, will you have more of a catch-up on the expense side, because presumably, at your current side, you haven't had to think about preparations for $50 billion just yet, whereas now you will? And then second question, how do you think about future M&A at $30 billion? You know Bank United, for instance, also around your pro forma size has seemed to rule out M&A until or if we see some sort of resolution on the SIFI cap. What's your stance there?

Jack Kopnisky:	Yeah, so, again, great question. So one of the things that I'm not interested in, generally, over the next two or three years, is doing other bank deals, so I think it'll take us 18 to 24 months to properly integrate this. We think that there are many, many opportunities to derive shareholder value out of this. So, from a bank M&A standpoint, we're going to put everybody on the sidelines for the next two or three years, unless— I'll put the asterisk— unless there's something unbelievably unique that comes up.

We will do commercial finance portfolio purchases and potentially some commercial finance acquisitions on the asset side of the balance sheet, to accelerate some of the transition that Luis mentioned, so that's where we would be from an M&A standpoint.

The second— actually, to answer the first part of your question, you know, we have invested heavily in enterprise risk management. Astoria has invested heavily in enterprise risk management. We believe that the ability to put those enterprise risk functions together will create a best-in-class enterprise risk model. We, again, most of us come from a big banks, so we understand what's required in terms of enterprise risk management systems, we generally, at Sterling, we generally built the system first and grow into it. Combining that with Astoria, we will need to continue to invest in that area, but it will be— frankly, the combination of the two will be in that area will be less expensive than— or the end result will be less expensive than these two companies operating enterprise risks on a stand-alone basis.

Joe Fenech:	So no sort of above-normal expense growth projections once you get the cost saves out, as a combined company, at $30 billion?

Jack Kopnisky:	Correct, that's right.

Joe Fenech:	Okay. Great, and then last one from me—

Jack Kopnisky:	It'll take a couple of years to do that, so you know, our point in reference is, by yearend 2019.

Joe Fenech:	OK. And then Luis, best you can guess right now, how should we think specifically about the accretion contribution, you know, out in 2019, for instance?

Luis Massiani:	About $125 million, all in, roughly, so that includes the accretable yield on the loan market, accretable yield on securities, as well as the adjustments that we'll make on the borrowings.

Now, the borrowings will likely be more of a refinance and a restructure than it will then just purchase accounting. So that's not really going to be accretable yield. It's actually going to be more of we're going to take the hit up front and then refinance and create and earnings stream. We're probably going to replace the borrowings with deposit funding. So that's something that we'll work on.

But the accretable yield that will come off of the earning asset side of the house will be close to about $100 million. And then when you factor in the incremental savings from refinancing the borrowings, it's closer to $125 million to $130 million in 2019. That's pre-tax.

Joe Fenech:	Thank you.

Operator:	And moving on, we'll go to Collyn Gilbert with KBW.

Collyn Gilbert:	Thanks. Good morning, gentlemen.

Jack Kopnisky:	Good morning.

Collyn Gilbert:	Good morning. So Luis, let's just start maybe on the loan book sort of transformation here. I just want to get a little bit more color on this. Okay, so through this process, are you guys intending to sell any of the loans?

Luis Massiani:	Potentially. We're going to work with Monte and Frank and the team. And we're going to review if there's a way to accelerate anything that we want to do on the loan side. One of the things that you have to remember is that a substantial portion of what Astoria does today— or everything that Astoria does today on the loan side is on the residential and commercial real estate. So it's actually pretty short duration from the perspective of how those assets cash flow. So over a 12-month window, you're already going to have a billion to a billion and a quarter of re-investable cash that is thrown off by their loan portfolio.

So there's definitely ability for us to be able to accelerate the transformation into the rebalancing of the business model through some sales. But we're going to be pragmatic and opportunistic about it. And we'll figure out which are the best places where you can get the best execution, and see if we can make that process move a little bit faster.

Collyn Gilbert:	Okay, okay. And then part two of that is on to your point, so the resi side, your intention is how do you want to handle the resi book, is let that run off?

Luis Massiani:	So yeah, so we're going to continue originating what we do today under the Sterling model, which is we've largely focused on in-footprint financial center driven originations. And we continue to— Astoria has a very strong business from that perspective that's directly tied to depositors. And that's very similar in philosophy to what we do. So we're going to maintain that. Remember that in connection with the sale of our mortgage business to Freedom Mortgage, we entered into some outsourcing agreements that I think can be leverageable here as well from the perspective of reducing a little bit of what we're going to do on a combined basis on the resi side, but at the same time being able to maintain high levels of service and being able to provide all types of mortgage-related and HELOC products to our core deposit customers.

One of the things that we will reduce is the size of what is done outside— out of footprint. So as we've talked about in the past, we think that the residential mortgage business is going through a significant transformation. And we think that in today's environment, we are better served allocating capital and resources that may be allocated to those businesses to other things that we're doing on the commercial banking side. So you will more than likely see us reduce the footprint of what is done outside of the tri-state area, which is again, where the deposit market opportunity if for the combined business.

Collyn Gilbert:	Okay, and then as we think about the balance sheet transformation, so obviously the story here is the remixing opportunity. Does that then suggest that overall growth will slow? I know you guys have kind of been growing at like a 15% clip. But do we see that growth rate then kind of come down, because it's going to be more of a remix that you're going to be doing here on the balance sheet?

Luis Massiani:	No. That's not the intention. There is a — we've made significant investments in all the business lines that we've talked about in the past. Remember that a lot of the folks that have joined us, for example, on our loan syndication side, and health care, and asset-

based lending, and public-sector finance have only been with us for 9 to 12 months or so. We anticipate that those businesses are very well positioned for anything that happens from an economic expansion and recovery perspective. And we think what this allows us to do is to accelerate the hiring of teams and the growth that these teams have, while allowing us to maintain a loans-to-deposit ratio that's going to be at about 95%, which is where we want to operate.

And at the same time it's going to allow us to be— I don't like using the word aggressive. Because I think that if anything, we've been pretty conservative on what we've done from the perspective of the amount of deals that we've seen in the portfolio acquisition side and the amount of deals that we passed on, and really being very selective on the deals that we have done. But what this certainly allows us to do is that we have substantial funding and liquidity, dry powder now, to be able to be a little bit more aggressive in the perspective of the size of the deals that we do.

So for example, last year when we did the GE portfolio acquisition, the opportunity was there for us to do a larger transaction. But we didn't want to do it for two reasons. One, it was going to be a little bit larger than what we wanted to do on a relative basis for the size of the balance sheet. And two, we didn't have the immediate source of deposit funding to be able to maintain the types of deposit ratios and funding and liquidity ratios that we wanted to.

So this actually is a long-winded way of saying that we think that this is going to allow us to take advantage of more opportunities that we're seeing in the market. And it should not have a material impact on the growth trajectory from a balance sheet perspective, and specifically from a loan portfolio perspective.

Jack Kopnisky:	A couple supplemental points, you know, a lot of the portfolios that Luis just talked about, we've kind of capped at around half a billion or $600 million or $700 million. We're able now to be able to take those portfolios, standalone portfolios, up a lot higher with frankly high risk-adjusted returns out of this. We do believe at the end of the day that this model, on an organic basis, as we put all this together and you have to kind of filter through all the changes in the balance sheet that it still produces a low double-digit EPS in the earnings growth annually.

So we think this continues to be a strong model to continue to grow from. And again, the funding base that Monte and his team brings along with a lot of the expertise that they bring, really helps to supplement that, and enables us to achieve those levels.

Collyn Gilbert:	Okay, that's very helpful. And then just a couple housekeeping questions. The preferred, Astoria's preferred, do you intend to keep that on the books or will you look to refinance that, or how are you thinking about the preferred issue?

Luis Massiani:	So the preferred is callable in 2018 at par. So again, we're pragmatic, and we're going to do whatever is in the best interest of our shareholders. Obviously the fixed income profile of the combined institution at $30 billion in assets with the diverse business mix that it has, and the funding profile, and the capital position; I candidly think that there's an opportunity for the combined institution to refinance both Astoria's senior notes that are coming due in 2017, our senior notes that are coming due in 2018, and that preferred I think there's an opportunity to refinance all three of those debt and fixed-income instruments at a substantially more attractive rate.

So we have not baked in any of that potential upside into our numbers. But we actually think that there is a— the combined institution, given its profile, is going to be a better capital markets and fixed-income markets issuer. And we think that that's an opportunity to generate some savings and being able to really position the capital position and the capital stack in a more— more similarly to what a larger bank would have. So that's an opportunity.

Collyn Gilbert:	Okay. Okay, that's great. That's very helpful. And the EPS accretion that you guys are talking about in— wait, did I say that right— in 2019; what was— I'm just curious what the base consensus estimate was you were using for that.

Luis Massiani:	So we grew 2018 by 8% for us.

Collyn Gilbert:	Okay, so you grew your consensus estimate by only 8%, and then 16% on top of that?

Luis Massiani:	That's correct.

Collyn Gilbert:	Got it. Okay. Okay, that's helpful. And then just one last question, just I know you guys said fourth quarter— I mean given the regulatory environment, I mean any thoughts on when in the quarter? I mean is it safe— should we just go with the 12/31 date, or do you guys have any other tighter timeline for when you think you'd close it?

Luis Massiani:	No. For financial model purposes, we assume 12/31. So that, I think, is the best assumption to make at this point.

Collyn Gilbert:	Okay. Great. All right. I'll leave it there. Thanks very much, guys.

Luis Massiani;	Great. Thank you.

Jack Kopnisky:	Thank you.

Operator:	And we'll take our next question from Matthew Breese with Piper Jaffray.

Matthew Breese:	Good morning, everybody.

Jack Kopnisky:	Hi, Matt.

Matthew Breese:	Just to follow up on Collyn's question on the balance sheet remix, so to be clear, to get to that pro forma 95% loan-to-deposit ratio, there's got to be— it seems like there has to be about a billion of loan run-off. Is that accurate between now and the time of closing?

Luis Massiani:	Yeah. So, well there's going to be— it's going to be a combination of factors that's going to happen both through the deposit side and the loan side. But yes, in order to make the— you're right. It's about a billion dollars of changes between the numerator and the denominator of the calc. And that doesn't need exactly at close. That's the longer term target that we intend to maintain.

So it's not like we are going to necessarily go and force a sale or something like that to make those numbers work at close. Longer term, that's the target that we want to maintain, which is a target that we've talked about publically for a long period of time. And we're going to be able to get there through continued deposit growth as well as managing the loan side as well.

Matthew Breese:	Right. So that brings to my next question. So as I think about page 6 and the pro forma earnings metrics, those were longer-term targets, accurate?

Luis Massiani:	That's correct.

Matthew Breese:	Okay. And as—

Luis Massiani:	Now remember— so remember something though that so yes, those are longer term. But remember that essentially what's going to happen is that initially a substantial portion of the incremental ROA and ROE that's going to get picked up is going to come through that accretable yield, right? So it's not necessarily that the short-term target is substantially different than what you're seeing there on page 6. I think that there is a clear path and visibility to getting to those types of numbers in 2018 and 2019. Because again, there's a substantial portion of loan marks and accretable yield that comes through.

But as we've talked about many times in the past, that's not the number that we care about. What we care about is being able to long term replace that accretable yield with higher-yielding assets, and with a balanced portfolio on the earning asset side that gets you to a combined net interest margin that the combined company would have at about 3.5%. So that essentially means that we're taking Astoria's net interest margin today of about 2.5% and over time, again set aside accretable yield. Because that's going to have a near-term impact. But over time, we're essentially assuming that you're going to take the earning asset side of Astoria's balance sheet today and convert it into something that gets us to closer to a 3.5% combined, which we're not giving really credit to anything that happens from an interest-rate perspective. So in a rising-rate environment, it's actually going to be an even clearer path to get there.

But what we're saying here is that over time, you rebalance the portfolio to something that resembles what we do at Sterling. And what that throws off is a net interest margin like the one that we have today, which is close to 3.5% and slightly above 3.5%.

Matthew Breese:	Got it. And so by the time we make that shift, right, as accretable yield comes down, where it's starting to really come down and that sounds like by end of 2019 you guys will be in a position to fully make the transition on the Astoria side to maintain that, that one (inaudible) ROA.

Luis Massiani:	That's right.

Jack Kopnisky:	That's correct. That's right.

Matthew Breese:	Okay. And then just thinking about the 35% cost save number, I thought I heard in the commentary you said that that was net of investments on the commercial lending side. Could you give us a breakdown of what the gross cost save number was, and then what the incremental investment is to kind of get you there?

Jack Kopnisky:	Yeah. So the gross number is around 40%, and frankly we're going to spend about 5%.

Matthew Breese:	Got it. Okay. And then just a follow-up on the accretable yield, I think Joe had asked for 2019 what the accretable yield impact would be. What is that number of 2018?

Luis Massiani:	About $150 million. So remember that the accretable yield always has a bigger pop initially, and then it has a longer tail. The accretable yield here is going to be very similar to the accretable yield dynamic that we had in the Hudson Valley merger, because remember, in that case we were also buying a lot of commercial real estate and mortgage assets. So it's going to be very similar in that dynamic where you're going to see initially in the first two and three years, you're going to see higher accretable yield. And then it will have a substantially longer tail to it. And it will drop off substantially after the end of year two. But first two years, you will see some pretty big impact there.

Matthew Breese:	And that $150 million does not include the borrowings being repriced?

Luis Massiani:	No. That does include the borrowings.

Matthew Breese:	It does. So that's about $25 million.

Luis Massiani:	That's right.

Matthew Breese:	And could you just give us an idea of what the potential borrowing repricing is? So I know the amount, but what's the yield on that and what do you think you can bring it down to?

Luis Massiani:	So the cost today is about 3.5%, slightly over that. There is— again, we're going to be pragmatic and opportunistic. We haven't made any final decisions as to exactly what the opportunity is. But at a minimum, we think that we can do about 150 basis points better. So we will replace that. So if we were to essentially replace those borrowings today with FHLB advances that would be of a similar term, you'd have about a 200-basis point pickup between where they are and where you could refinance them to.

So it might be through deposit growth. It might be through changing the term to something shorter or longer. But there is substantial flexibility from that perspective. But the ability to generate those savings is absolutely there.

Matthew Breese:	Got it. Okay. Understood. And then my last one is just, could you give us an idea for just a marker in the sand, potentially the amount of goodwill and overall intangibles created?

Luis Massiani:	You know, I actually don't have that number in front of me, Matt. But I'll send it to you. I don't have it off the top of my head.

Matthew Breese:	Understood. That's all I had. Thank you, guys.

Jack Kopnisky:	Sure. Thank you.

Operator:	And as a final reminder, *, 1 at this time for questions. Moving on, we'll go to Casey Haire with Jefferies.

Casey Haire:	Thanks. Good morning, guys.

Jack Kopnisky:	Hi, Casey.

Casey Haire:	Hey, guys. So Luis, just wanted to hone in a little bit more on 2018 accretion of 9%. So the components, if I'm looking at slide 22, obviously the cost savings, 50% of them, and then the funding savings that's immediate. That's also part of the $150 million, correct?

Luis Massiani:	That's right.

Casey Haire:	And then so I'm just—what percentage of the securities repositioning which I think would be somewhat immediate too, and then what percentage of loan portfolio would be contributing to 2018? I'm basically trying to get at what are the components of your 9%. It sounds like we got 50% of the cost saves, as well as $150 million accretable yield. I'm just trying to figure out what other significant drivers there are.

Luis Massiani:	No. That's— those are the two drivers, Casey. When you break down the $150 million, about $25 million of that comes from the borrowing side, about $25 million to $30 million of that comes from the securities side. And then the balance comes from the loans. But those are the two— near term, those are the two key drivers. And then you start that balance sheet and that loan mix repositioning from year one. But again, that's the transition between accretable yield initially, and then over time replacing that with a more diversified commercial banking model. So in year one for 2018, those are the components that get you there.

Casey Haire:	Okay, got you. And the loan portfolio repositioning, I mean as you guys— I mean there's definitely an opportunity there with the Astoria loans, about 100 bps below your loan book. But I mean as you detail in your slide, your origination last year I think was $1.7 billion. You're taking on a $10 billion loan book. So I mean obviously you now have an opportunity to lend into Long Island. But that's still a— I mean if I do the straight math, that's a little over 5 years. Is that sort of the timeframe that you're thinking about to reprice that loan book?

Luis Massiani:	3 to 5, but I think it could be closer to 3. Because you've got— so in addition to the organic opportunity, which is going to be augmented this year and going forward by the teams that we've already hired and the new teams that we're going to bring on board. We also have the opportunity to be more opportunistic on the commercial finance side as well.

So the ability and the opportunities that we're seeing from the perspective of portfolio acquisitions continues to be very active. I think that this now gives us a substantial amount of dry powder from a funding and a capital perspective to be able to execute on those. And I think that that is going to again, we're going to manage this in a way that we're going to be able to offset that accretable yield to generate the long-term returns that we want.

So initially in that slide that we have there in slide 23, you see the components of value creation. What we're saying here is that, as I mentioned in Matt's question, is that over the next 3-to-5-year window, and closer to 3 years, you're going to essentially take a net interest margin, agnostic to whatever happens to interest rates. Which again, in a rising interest rate environment, the ability to be able to reprice these assets is going to be easier to do. Agnostic to interest rates, we're talking about taking the earning assets from— their earning assets and their interest margin from 2.5% to 3.5% to match what we do.

So we've put the investment in with the teams. We've put in the investment in with the diversified business lines. And now it's up to us to go and generate the types of volumes that we know we can in those business lines.

Casey Haire:	Okay. That segues into my next question on the asset sensitivity profile. I mean the liquidity profile is a little— obviously loan-to-deposit moves up and you're also tacking on a bunch of fixed rate assets. So what magnitude of change should we expect on the asset sensitivity profile pro forma?

Luis Massiani:	Yeah. So if you just take— so from the asset side for sure, but on the liability side we're actually picking up very attractive liabilities, specifically on the deposit side. Because Astoria's deposit franchise is low cost, with low beta and— with a very low beta and a very long weighted average life. So the liability side I think from an asset sensitivity perspective actually gets substantially— this is substantially accretive with both companies.

On the asset side, you're right. We do have that component of residential and commercial real estate fixed-rate assets. Initially you would take about half of the asset sensitivity that we have away. So we have about— we're about 8% asset sensitive in an up 200 scenario. If you just take A plus B and you assume no change, we get down to about 4% to 4.5% or so. So you're halving it. However, as we remix this and we rebalance it, you're going to get to a place where this is accretive from an asset sensitivity perspective.

Because the liability side of what we're merging with here in Astoria is very attractive on the interest-rate position.

Casey Haire:	Got you. Understood. And on the commercial real estate concentration, I mean obviously you're at 300%, which is not all that higher from where you were. Are you comfortable there? Is there an appetite to maybe issue some sub-debt to sort of mitigate that ratio lower?

Luis Massiani:	So two things there, the first one is the banks today are below 300% and they're closer to 275%. The reason that again when you take A plus B, you get up to 300%, is that the ratio is calculated at commercial real estate, the total risk-based capital. You don't get the benefit of the fair value mark into your total risk-based capital. So you're essentially taking away about $90 million of total risk-based capital today that Astoria has. Because again, their allowance for loan losses goes away, does not get added back into total risk-based capital. And so therefore the denominator of your calc is not A plus B. It's A plus B minus the allowance that's being taken away.

So at 300%, we can certainly operate. However, you brought up a very good point which is the second item here, which is both companies have senior notes that do not generate— we in particular have senior notes that do not generate total risk-based capital at the bank level that we can certainly replace with sub-debt that can then be used to strengthen that ratio. We think that the combined company from when you compare our commercial real estate concentration level relative to peers in our marketplace, we think that we are in an extremely strong position to be able to take advantage of any improved pricing that happens with increases in interest rates in the commercial real estate markets in New York City. So we see that as an opportunity for sure.

Casey Haire:	Okay. Great. Thanks, guys.

Luis Massiani:	Sure. Thank you.

Operator:	And moving on, we'll go to Collyn Gilbert with KBW.

Collyn Gilbert:	Thanks. Just a quick follow-up, and Luis you sort of actually just touched on this with Casey's question. But just thinking about kind of the pro forma interest rate risk positioning, so I got what you said. I don't know if you can break it down in simplistic terms to say, with every 25 basis point hike in Fed funds what it would do to the pro forma NII.

Luis Massiani:	You know, a little bit early to tell. However, I think that initially what you're going to have— again, if you just take A plus B on day one, we are probably giving up about 50% of the asset sensitivity that we had. So and then up 25 basis points, we had assumed about a 3— if you go back to the fourth quarter earnings call, we said about 3 to 4 basis points of pickup in NIM. That probably becomes about 2 basis points initially. But again, the opportunity here long term, when you factor in the low-cost nature of Astoria's deposit franchise, and its vintages and weighted average lives, this positions the combined company substantially better for a rising rate environment than if we didn't have the Astoria franchise.

So long term, we think that this is absolutely accretive to interest rates (inaudible).

Collyn Gilbert:	Yeah. Okay. Okay, all right. I'll leave it there. Thanks, guys.

Luis Massiani:	Great. Thank you.

Operator:	And that is all the time we have for questions today. Now I'd like to turn it back to the group at Sterling Bancorp.

Jack Kopnisky:	Yeah. Thank you very much for your interest today, and your attention. You know, at the end of the day, we kind of think of this in a very straightforward way. So this transaction involves acquiring stable low-cost long-term long vintage deposits, core deposits. It allows us to create the positive operating leverage that has been kind of our mantra throughout the past five years, where we have opportunities to increase revenue by acquiring revenue sources and increasing productivity, while either reallocating expenses or reducing expense. Third, we're entering again in a meaningful substantive way a terrific market. This market rivals many of the great markets across the country for banking on both the commercial and the consumer side.

We view this as reasonably priced with strong levels of accretion on tangible book and EPS, and a good IRR. And at the end of the day, we think this is the right time for us to do this, because of the potential for rising rates. We did not bake that into any of the things you have seen. But we think that is an additional added value coming out of that. So if you think about that going in, on the output and the execution side of this, you create a company that has $1.2 billion in revenue, over $425 million in earnings, 150 BPs return on assets, on tangible assets, and 16% on tangible equity, and efficiency ratios that will end up being below 45% more approaching 40%, and a profile that continues to grow EPS and earnings by low double digits each year.

So we think this makes a lot of sense, and we look forward to making this happen. And as we've said over and over again, all the words are nice and all the presentations are wonderful. But it all boils down to the execution, and the results coming from that execution. And we intend to deliver value to our shareholders. We intend to deliver value to our clients and the communities. And we intend to have a great company where people are juiced about coming in every morning.

So thank you for your interest and attention and appreciate it. Have a great day. Thanks.

Operator:	And that does conclude today's conference. We'd like to thank everyone for their participation. You may now disconnect.

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Cautionary Statements Regarding Forward-Looking Information

The information presented herein may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of Sterling and Astoria Financial. Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with Astoria’s and Sterling’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which Astoria and Sterling operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect Astoria’s and Sterling’s future results are identified in their Annual Report on Form 10-K for the year ended December 31, 2016 and other reports filed with the Securities and Exchange Commission (“SEC”). Forward-looking statements are made only as of the date of this conference call, and neither Astoria nor Sterling undertakes any obligation to update any forward-looking statements contained in this conference call to reflect events or conditions after the date hereof.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Important Additional Information.

This communication is being made in respect of the proposed merger transaction involving Sterling and Astoria. Sterling intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Astoria and Sterling and a prospectus of Sterling, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to the Astoria and Sterling stockholders seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Astoria and Sterling are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Sterling and Astoria with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Sterling may be obtained free of charge at Sterling’s website at http://www.sterlingbancorp.com/ and the documents filed by Astoria may be obtained free of charge at Astoria’s website at http://ir.astoriabank.com/. Alternatively, these documents, when available, can be obtained free of charge from Sterling upon written request to Sterling Bancorp, Attn: Corporate Secretary, 400 Rella Boulevard, Montebello, New York 10901 or by calling (845) 369-8040 or from Astoria upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

Participants in the Solicitation

Sterling, Astoria, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from Sterling’s and Astoria’s stockholders in favor of the approval of the merger. Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in the proxy statement for Sterling’s 2016 annual meeting of stockholders, as previously filed with the SEC on April 14, 2016. Information about the directors and executive officers of Astoria and their ownership of Astoria common stock is set forth in the proxy statement for Astoria’s 2016 annual meeting of stockholders, as previously filed with the SEC on November 10, 2016. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.